Exhibit No. 20





August 5, 1998                        Contact:
                                      Thomas F. Power, Jr., Exec. V.P.-C.F.O.
FOR IMMEDIATE RELEASE:                Ph: (847) 318-4602     Fax: (847) 318-4628


                 WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                     INCREASES SIZE OF BOARD OF DIRECTORS

                   Thomas E. Evans of Tenneco Automotive and
                       John W. Rowe of Unicom Corporation
                               Elected Directors


     ROSEMONT, IL - Wisconsin Central Transportation Corporation (WCTC) [NASDAQ:
WCLX] announced that it has increased the size of its Board of Directors from seven to nine and elected Thomas E. Evans and John W. Rowe to fill the new seats. The election took place at the Board's regularly scheduled meeting on July 30, 1998 and became effective immediately.

     Mr. Evans is the president of Tenneco Automotive, the global manufacturer of Monroe brand ride control and Walker brand exhaust products. Headquartered in Lake Forest, Illinois, Tenneco Automotive operates 73 facilities in 22 countries, in North America, South America, Africa, Australia and the Asia Pacific region. Its parent company, Tenneco [NYSE: TEN] is a $7 billion global manufacturing company based in Greenwich, Connecticut with operations in automotive parts (Tenneco Automotive) and packaging (Tenneco Packaging). Mr. Evans has extensive experience in improving global operating efficiency while intensifying both customer and geographic market focus.

     Mr. Rowe is chairman, president and chief executive officer of Unicom Corporation [NYSE: UCM]. Based in Chicago, Unicom is the parent of subsidiary Commonwealth Edison, which is engaged in the production, purchase, transmission, distribution and sale of electricity to wholesale and retail customers. Commonwealth Edison provides service in northern Illinois, serving about 3.4 million customers, or 70% of the state's population. With more than $7 billion in revenue in 1997, Unicom is also parent to Unicom Energy Services; Unicom Resources, an unregulated energy ventures company; and Unicom Thermal Technologies, Inc. Mr. Rowe's accomplishments have demonstrated his skill in refocusing organizations in the face of changing marketplace conditions while still achieving high marks for returns on equity and attention to shareholder views.

     Edward Burkhardt, chairman, president and chief executive officer of WCTC said, "We are very pleased to have Mr. Evans and Mr. Rowe join our Board of Directors. Both bring a depth of experience in both domestic and international markets." Burkhardt also added, "This expansion of our Board underscores our commitment to continued growth in both domestic and global transportation markets. WCTC will benefit greatly from the experience of Messrs. Evans and Rowe in these areas."

     Prior to joining Tenneco in 1995, Mr. Evans served six years in various senior management positions with Case Corporation, where he was one of the primary architects of the company's highly successful restructuring program. Before that he was with Rockwell International's Automotive Operations for 14 years and with Federal-Mogul Corporation for two years. In both companies Mr. Evans held various positions with responsibilities for worldwide activities.

     Mr. Evans, a Pennsylvania native, earned a B.S. degree in mechanical engineering from Pennsylvania State University, an M.S. degree in mechanical engineering from the University of Michigan and an MBA degree from the advanced management program at Michigan State University. He resides in Lake Forest, Illinois.

     Prior to joining Unicom in March 1998, Mr. Rowe was president, chief executive officer and a director of New England Electric System (NEES) from 1989 to February 1998. The system was the second largest electric utility in New England, serving 1.3 million customers. Before NEES, Mr. Rowe served as president and chief executive officer of Central Maine Power Company from 1984 to 1989 and senior vice president law for Consolidated Rail Corporation
(Conrail) in Philadelphia from 1980 to 1984. From 1970 to 1980 Mr. Rowe worked with the Chicago law firm of Isham, Lincoln & Beale where he became a partner in 1978 and served as counsel to the Trustees of the Chicago, Milwaukee, St. Paul & Pacific Railroad Company.

     Mr. Rowe, a Wisconsin native, is a graduate of the University of Wisconsin and the University of Wisconsin Law School. He is a resident of Chicago.


     Shares of Wisconsin Central Transportation Corporation are publicly traded on the NASDAQ National Market System under the symbol WCLX. The company's principal subsidiaries, Wisconsin Central Ltd., Fox Valley & Western Ltd., Algoma Central Railway Inc. and Sault Ste. Marie Bridge Company operate approximately 2,900 route miles of railway serving Wisconsin, Illinois, Minnesota, Michigan's Upper Peninsula, and Ontario, Canada. WCTC holds a 33 percent equity interest in English Welsh & Scottish Railway Holdings Limited, which operates most of the freight railroad services in Great Britain. WCTC also holds a 23 percent equity interest in Tranz Rail Holdings Limited, which operates 2,400 route miles of railway nationwide in New Zealand. WCTC also holds a 33 percent equity interest in Australian Transport Network Limited (ATN), which operates 460 route miles of railway statewide in Tasmania, Australia.

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